Exhibit 99.2


(1) The reporting persons to whom the information set forth on this line relates are David A. Tepper ("Mr. Tepper"), Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Management L.P. (the "Manager"), and Appaloosa Partners Inc. ("API"). Mr. Tepper is the sole stockholder and president of API. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests of, the Manager. The Manager is the general partner of AILP, and acts as an investment advisor to Palomino. Immediately following the transactions reported herein, 862,180 Class A Common Shares are held by AILP and 597,820 Class A Common Shares are held by Palomino. Each of the foregoing reporting persons disclaims beneficial ownership of the Class A Common Shares of the Issuer reported herein except to the extent of his or its pecuniary interest therein.